[Reference Translation]

August 4, 2026

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Kenta Kon, President (Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div. (Telephone: 0565-28-2121)

Notice Concerning the Continuation of Share-Based Compensation Plan for Employees and Introduction of a New Share-Based Compensation Plan for Employees

Toyota Motor Corporation (“TMC”) hereby announces that it has decided today to (i) continue the share-based compensation plan (the “Senior Professional / Senior Management (Kanbushoku) Plan,” and the eligible employees subject to such plan, the “Eligible Kanbushoku Employees”) for certain employees in Senior Professional / Senior Management (Kanbushoku) positions who satisfy certain requirements, and (ii) introduce a share-based compensation plan (the “Key Talent Plan,” and the eligible employees subject to such plan, the “Eligible Key Talent Employees”) for certain key talent who satisfy certain requirements, regardless of whether they are in Kanbushoku positions, using the ESOP (Employee Stock Ownership Plan) trust (the “Trust”) introduced in fiscal year 2025. The Senior Professional / Senior Management (Kanbushoku) Plan and the Key Talent Plan are collectively referred to as the “Plans,” and the Eligible Kanbushoku Employees and the Eligible Key Talent Employees are collectively referred to as the “Eligible Employees.”

I. Continuation of the Senior Professional / Senior Management (Kanbushoku) Plan and Introduction of the Key Talent Plan

(1)

TMC is taking on the challenge of transforming into a mobility company, in the face of a once-in-a-century transformational period of the automobile industry. With the mission of “producing happiness for all,” TMC introduced the Plans with the expectation that they will accelerate challenges toward the future and contribute to the medium- to long-term enhancement of corporate value.

(2)

In order to enable the entire company to engage in these challenges with even greater unity, TMC has decided to continue the existing Senior Professional / Senior Management (Kanbushoku) Plan and introduce the Key Talent Plan.

(3)

In connection with the continuation and introduction of the Plans, TMC will extend the term of the existing Trust and make an additional contribution of funds to the Trust to be used for the acquisition of TMC shares by the Trust.

II. Outline of the Plan

TMC shall make necessary procedures such as a resolution of the board of directors regarding the continuation of the Senior Professional / Senior Management (Kanbushoku) Plan and the introduction of the Key Talent Plan.

TMC shall amend the stock-grant rules that are the internal rules regarding the Senior Professional / Senior Management (Kanbushoku) Plan. In addition, TMC shall establish the stock-grant rules that are the internal rules regarding the Key Talent Plan.

TMC shall contribute additional funds to the Trust for the beneficiaries, defined as Eligible Employees who satisfy the relevant requirements.
The Trust shall, in accordance with instructions from the trust administrator, utilize the money contributed to the Trust in above to acquire TMC shares from TMC (via disposal of treasury shares).
Dividends on TMC’s shares in the Trust shall be distributed in the same manner as dividends on other TMC shares.

For TMC shares in the Trust, throughout the trust period, the trust administrator will provide instructions for the exercise of shareholder rights, such as voting rights, and the Trust will exercise its shareholder rights in accordance with these instructions.

During the trust period, Eligible Kanbushoku Employees receive points based on performance and other factors under the Senior Professional / Senior Management (Kanbushoku) Plan, which will accumulate over time. In addition, Eligible Key Talent Employees receive points based on their responsibilities, roles and other factors under the Key Talent Plan, which will accumulate over time.

TMC shares equivalent to a certain percentage of the points accumulated shall be awarded to beneficiaries after their retirement who satisfy certain requirements. TMC shares equivalent to any remaining points shall be converted into cash within the Trust in accordance with the provisions of the trust agreement, and the beneficiaries shall receive money equivalent to the liquidation value of the TMC shares. Dividends paid on the TMC shares in the Trust will also be paid to the beneficiaries in proportion to the number of the TMC shares to be delivered from the Trust.

In the event that TMC shares remain upon the expiration of the trust period, TMC may continue to use the Trust as an incentive plan similar to the Plans by amending the trust agreement and entrusting additional funds. If the Trust is instead terminated, as a means of shareholder returns, it is expected that residual shares will be transferred from the Trust to TMC at no charge, and TMC will cancel the shares so acquired.

Dividends remaining in the Trust upon the expiration of the trust period shall be used as funds for purchasing shares in the event that the Trust is to be continued to be used. However, if the Trust is terminated due to the expiration of the trust period, TMC plans to donate the amount exceeding the trust expense reserve to an organization that has no conflict of interest.

III. Outline of the Trust Agreement

Plan name	Senior Professional / Senior Management (Kanbushoku) Plan	Key Talent Plan

Trust type	A money trust other than an individually-operated designated money trust (third party benefit trust)

Trust purpose	To provide incentives to Eligible Kanbushoku Employees	To provide incentives to Eligible Key Talent Employees

Settlor	TMC

Trustees	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

Beneficiaries	Eligible Kanbushoku Employees satisfying the beneficiary requirements	Eligible Key Talent Employees satisfying the beneficiary requirements

Trust Administrator	A third party that does not have any interest in TMC (certified public accountant)

Trust agreement Date	August 25, 2025

Trust period	From August 25, 2025 to August 31, 2026 (planned to be extended to August 31, 2029 by amendment to the Trust Agreement)

Exercise of voting rights	The trustee will exercise the voting rights of TMC shares by following the instructions of the trust administrator that reflect the exercise of voting rights by the beneficiary candidates.	The trustee will exercise the voting rights of TMC shares by following the instructions of the trust administrator that reflect the exercise of voting rights by the beneficiary candidates.

Type of acquired Shares	Common stock of TMC	Common stock of TMC

Amount of additional trust Money	The amount calculated by deducting the money remaining in the Trust from the total value of the treasury stock to be disposed in connection with the continuation and introduction of the Plans (includes trust fees and trust expenses)

Method of acquisition of shares	To be acquired from TMC (disposition of treasury stock)

Timing of acquisition of shares	August 25, 2026

Holders of vested Rights	TMC

Residual assets	Residual assets that can be received by TMC, as the holder of vested rights, shall be limited to the trust expense reserve, which is calculated by deducting the cost for acquiring the shares from the trust money.

END